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             June 24, 2011

VIA EDGAR Cecilia Blye Office of Global Security Risk Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549

Re:	Knightsbridge Tankers Limited
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed March 18, 2011
File No. 000-29106 Response Letter Filed May 25, 2011

Dear Ms. Blye:

On behalf of Knightsbridge Tankers Limited (the “Company”), we submit this response to your letter dated June 9, 2011, in which the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) presented comments to our letter dated May 25, 2011. The Company’s responses, together with the Staff’s comments, are set forth below.

Risk Factors, page 6

If our vessels call on ports located in countries that are subject to restrictions ….. page 11

1.
We note your response to comment 1 in our letter dated May 11, 2011. Please confirm that your disclosure in future filings will clarify that, in addition to the fact your vessels may call on ports Iran, your vessels have made port calls to Iran.

The Company confirms that it will include disclosure in future filings in response to this comment.

2.
We note your response to comment 3 in our letter dated May 11, 2011. Please tell us the amount of revenue you received during the periods covered in the comment from the time charter of vessels that have called on ports in Iran.

Cecilia Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
June 24, 2011

There were two vessels on time charter in 2008, which made three port calls in Iran. One vessel (the Mayfair) commenced a time charter on March 27, 2007 which ended on April 14, 2010. It made two port calls in Iran during 2008. The net daily rate was $43,878 and so the revenue generated in 2008 from this time charter was approximately $16.0 million. One vessel (the Hampstead) commenced a time charter on June 6, 2007 which ended on May 18, 2010. It made one port call in Iran during 2008. The net daily rate was also $43,878 and so the revenue generated in 2008 from this time charter was approximately $16.0 million.

There were two vessels on time charter in 2010, each of which made one port call in Iran. The Hampstead was on the same time charter as mentioned above and generated revenue of approximately $16.0 million in 2010. One vessel (the Kensington) commenced a time charter on July 2, 2007 which ended on June 3, 2010. The net daily rate was also $43,878 and so the revenue generated in 2010 from this time charter was approximately $16.0 million.

3.
We note that you did not respond to comment 4 in our letter dated May 11, 2011, requesting that you tell us whether your charter parties/agreements include provisions relating to your vessels calling on ports in Iran, Syria, Sudan or Cuba. We re-issue the comment

The Company apologizes for the oversight in its response letter dated May 11, 2011, and advises the Staff that its vessels do not call on ports in Syria or Cuba. The Company’s charter parties contain the following provision for its vessels calling on ports in Iran;

Iran Port Costs
Port costs for calls to Iran will be for Charterers account and paid directly by them to the Agent. Freight will be paid basis the published rates less actual port costs to be deducted from freight invoice with supporting documents. If final port costs are not known when freight is due then value of funds advanced by Charterer to port agent will be deducted. Owners will not be entitled to the Iran Differential.

The Company’s charter parties contain the following provision for its vessels calling on ports in Iran and Sudan, although none of the Company’s vessels have called on ports in Sudan in 2008, 2009, 2010 and the three months ended March 21, 2011;

Sanctions Clause
Any trade in which the vessel is employed under this Charterparty which could expose the vessel, its Owners, Managers, crew or insurers to a risk of sanctions imposed by a supranational governmental organisation or the United States, shall be deemed unlawful and Owners shall be entitled, at their absolute discretion, to refuse to carry out that trade.  In the event that such risk arises in relation to a voyage the vessel is performing, the Owners shall be entitled to refuse further performance and the Charterers shall be obliged to provide alternative voyage orders.

Cecilia Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
June 24, 2011

If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1223 or Keith Billotti, Esq. at (212) 574-1274.

Very truly yours, SEWARD & KISSEL, LLP By:/s/ Gary J. Wolfe Gary J. Wolfe, Esq.
Jennifer Hardy Special Counsel Division of Corporate Finance Securities and Exchange Commission Inger M. Klemp Chief Financial Officer Knightsbridge Tankers Limited

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